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                                 [MW LETTERHEAD]





September 29, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Kathleen Collins
             Accounting Branch Chief

Re:   SPSS Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005 and amended on April 22, 2005
      File No. 000-22194

Dear Ms. Collins:

On behalf of our client, SPSS Inc. ("SPSS" or the "Company"), set forth below are the Company's responses to the questions and comments contained in the letter (the "Comment Letter"), dated September 20, 2005, from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"). The Comment Letter relates to the Company's Form 10-K filed with the Commission on March 16, 2005 for the Fiscal Year Ended December 31, 2004 (the "2004 Form 10-K"). The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter. For your convenience, prior to each response we have duplicated the exact text of the question or comment from the Comment Letter to which such response relates.

Per our discussion with April Coleman on September 22, 2005, please note that the Comment Letter referenced File No. 000-13071. The Company's permanent file number for periodic reports filed in connection with the Securities Exchange Act of 1934 is File No. 000-22194. As such, we have referenced File No. 000-22194 in the header above. We understand that the Staff has reflected this change in its records.

In addition, although not acknowledged in the Comment Letter, please note that the 2004 Form 10-K was amended by that certain Amendment No. 1 to the Annual Report on Form 10-K/A filed with the Commission on April 22, 2005 ("Amendment No. 1"). Amendment No. 1 amended the 2004 Form 10-K by amending Part II, Item 8 and Part III, Item 9A. The page number references set forth in the Comment Letter refer to only the 2004 Form 10-K. Per our discussion with April Coleman on September 22, 2005, in the Company's responses to the Comment Letter below, references are made to relevant page numbers in the 2004 Form 10-K and, where the same text appears in Amendment No. 1, references are also made to the corresponding page numbers in Amendment No. 1.

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FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

NOTE (7) ACQUISITIONS AND DIVESTITURES

DIVESTITURES, PAGE 59

1. WE NOTE FROM YOUR DISCLOSURES THAT IN DECEMBER, 2003, SYSTAT ACQUIRED AN EXCLUSIVE WORLDWIDE LICENSE TO DISTRIBUTE YOUR SIGMA-SERIES LINE OF PRODUCTS FOR A THREE-YEAR PERIOD AND PURCHASED CERTAIN RELATED ASSETS. IN ADDITION YOU DISCLOSE THAT THIS TRANSACTION WAS ACCOUNTED FOR AS THE DIVESTITURE OF A BUSINESS, A GAIN OF APPROXIMATELY $8.6 MILLION WAS RECORDED AND GOODWILL WAS REDUCED BY $1 MILLION TO REFLECT THE ESTIMATED GOODWILL ALLOCATED TO THIS BUSINESS. TELL US HOW YOU CONSIDERED PRESENTING AND DISCLOSING DISCONTINUED OPERATIONS FOR THE DIVESTITURE OF THIS BUSINESS. SPECIFICALLY ADDRESS YOUR CONSIDERATION OF PARAGRAPHS 41-44 OF SFAS 144 IN YOUR RESPONSE. IN ADDITION TELL US HOW YOU CONSIDERED THE DIVESTITURE OF THIS BUSINESS IN YOUR DISCUSSION OF RESULTS OF OPERATIONS (IMPACT ON REVENUES AND EXPENSES) AND CASH FLOWS IN MANAGEMENTS DISCUSSION AND ANALYSIS.

         RESPONSE: As disclosed in "Note (7) Acquisitions and Divestitures" set forth on pages 56 to 60 of the 2004 Form 10-K (and corresponding pages 24 to 28 of Amendment No. 1), SPSS entered into a Software Distribution and Asset Purchase Agreement (the "Agreement") with Systat Software, Inc., a subsidiary of Cranes Software International Ltd ("Systat"), in December 2003. The Agreement provided for the following transactions (collectively, the "Sigma-Series Transaction"):

         1. SPSS granted Systat both the right to distribute Sigma-series software products (the "Sigma-Series Product Line") and a license to use the software source code, documentation and technical information associated with such source code for a 3-year period ending December 31, 2006. If Systat failed to satisfy certain obligations in connection with this license, such action would constitute a breach of the Agreement which, if not cured within the requisite time period, would allow SPSS to terminate Systat's rights under the Agreement.

         2. SPSS granted Systat an option to purchase the Sigma-Series Product Line at the end of the 3-year period (the "Purchase Option"). SPSS remains the owner of the Sigma-Series Product Line unless and until the Purchase Option is exercised at the end of 3-year period.

         3. SPSS sold to Systat all assets related to the business surrounding the Sigma-Series Product Line.

         As further disclosed on page 60 of the 2004 Form 10-K (and corresponding page 28 of Amendment No. 1), SPSS accounted for the Sigma-Series Transaction as the divestiture of a business. SPSS reported the resulting gain of $8.6 million in its Consolidated Statements of Operations (see page 40 of the 2004 Form 10-K and corresponding page 8 of Amendment


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         No. 1) as the separate line labeled "Gain on divestiture of
         Sigma-Series Product Line" in other income and has included the amount in income from continuing operations.

         The manner in which SPSS considered presenting and disclosing discontinued operations for the divestiture of this business is summarized below. A more detailed explanation of the SPSS' analysis is set forth following the summary. The manner in which SPSS considered the divestiture of this business in its discussion of results of operations (impact on revenues and expenses) and cash flows in Management's Discussion and Analysis is also set forth following the summary.

                                     SUMMARY

         In establishing its accounting position for the Sigma-Series Transaction, SPSS considered the following aspects of SFAS 144. First, SPSS considered whether the distribution license and sale of the related assets of the Sigma-Series Product Line met the definition of a "component of an entity" under SFAS 144 which would allow SPSS to treat the distribution license and sale of the related assets of the Sigma Series Product Line as a divestiture of a business. Following this consideration, SPSS concluded that the Sigma-Series Product Line did meet the definition of a component of an entity (as defined in paragraphs 41 of SFAS 144).

         After establishing the Sigma-Series Product Line as a component of an entity, SPSS then considered whether the Sigma-Series Transaction should be treated as a discontinued operation. Following this consideration, SPSS concluded that, pursuant to paragraph 42 of SFAS 144, SPSS should not report the Sigma-Series Transaction as a discontinued operation because it did not meet the requisite discontinued operations criteria. SPSS drew this conclusion after considering that it maintained significant continuing involvement with the Sigma-Series Product Line subsequent to the disposition, most notably because of SPSS' legal liability to continue to provide customer maintenance (if Systat fails to do so) unless and until Systat exercises the Purchase Option.

         In view of its continuing involvement, SPSS presented the resulting gain on this transaction as "Gain on Divestiture of Sigma-Series Product Line" and included the gain as an element in other income.

         As described in more detail below, SPSS provided detailed disclosures related to the effect of the Sigma-Series Product Line on revenue, other income and cash flow in Management's Discussion and Analysis included in the 2004 Form 10-K.

                                    SPSS ANALYSIS

         FACTS UNDERLYING THE DISPOSITION OF THE SIGMA-SERIES PRODUCT LINE

         The business surrounding the Sigma-Series Product Line was conducted through two SPSS operating offices - one office in California and the other in Germany. These two operating offices developed, licensed and supported the Sigma-Series Product Line and served as the


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         operating base for 31 employees. All research and development and US marketing and technical support with regard to Sigma-Series Product Line were performed in these two offices.

         In connection with the Agreement, SPSS granted Systat both the right to distribute the Sigma-Series Product Line and a license to use the software source code, documentation and technical information associated with such source code for a 3-year period. The Sigma-Series Product Line consisted of the then-current version of the following products: (i) SPSS SigmaPlot for Windows, (ii) SigmaStat for Windows,
         (iii) SigmaScan for Windows, (iv) Ligand Binding Module for SigmaPlot and (v) Enzyme Kinectics Module for SigmaPlot. In addition, Systat obtained the right to receive source code for any pending releases, supporting documentation, and related technical information.

         In addition to providing Systat a license for the Sigma-Series Product Line, including technical information and documentation, the Agreement provided for the sale to Systat of all assets related to the business surrounding the Sigma-Series Product Line. Pursuant to the Agreement, SPSS sold the following assets to Systat: (i) furniture in the SPSS Germany office that was owned by SPSS, (ii) computer and telephone equipment in the California facility and Germany office, (iii) SPSS' rights and obligations with respect to certain employees located in Germany and California and (iv) SPSS' rights and obligations under the lease to the office space located in Germany. SPSS also transferred to Systat all rights and obligations with respect to customers and personnel and all fixed assets related to the Sigma-Series Product Line. Accordingly, pursuant to the Agreement, Systat assumed all responsibilities for the marketing and sales of the Sigma-Series Product Line as well as their ongoing development and technical support.

         Finally, the Agreement provided Systat with an option to purchase the licensed Sigma-Series Product Line and all other rights and intellectual property rights (patents, trademarks, etc.) associated with the licensed Sigma-Series Product Line (defined above as the "Purchase Option"). The Purchase Option may be exercised for consideration of $1 million to be paid on December 1, 2006 (after the completion of the 3 year license term). Considering the disproportionate relationship between the Purchase Option and the remaining payments, SPSS expected and continues to fully expect Systat to exercise the Purchase Option.

         The Agreement calls for payments of $13 million to SPSS as follows:

                  December 29, 2003          $9 million
                  February 3, 2004            2 million
                  December 1, 2004            1 million
                  December 1, 2005            1 million

         Through December 31, 2004, Systat has paid SPSS $12 million according to schedule. SPSS believes that this payment schedule is consistent with its accounting treatment of product line divestiture as a significant cash payment of $9 million was received at the initial consummation of the business divestiture.


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         The revenue from the license of the Sigma-Series Product Line and expenses related to the two SPSS operating offices were identifiable and separate.

         The Company considered the following factors in concluding that it would maintain significant continuing involvement with the Sigma-Series Product Line subsequent to the disposition:

         o SPSS remains the licensee of certain third party products embedded in the Sigma-Series Product Line and maintains legal liability with regard thereto. Schedule 2.6 of the Agreement reflects this list of embedded third party products and is copied below. If Systat were to misuse or perform some other illegal act with regard to these third party products, SPSS would be liable for Systat's actions. SPSS maintained its license of these third party products (and, therefore, maintained the associated liabilities) because these third party products are inextricably linked to SPSS' ability to operate the business associated with the Sigma-Series Product Line if either Systat does not exercise the Purchase Option or SPSS has to terminate the Agreement due to nonperformance.

                     Schedule 2.6  Third Party Products

                     Transferable Commercial:

                     ---------------------------------------  ------------------------------------  --------------------------
                     Software                                 Owner                                 Permission Needed To
                                                                                                    Transfer
                     ---------------------------------------  ------------------------------------  --------------------------
                     Ultimate Grid                            Dundas                                Yes
                     ---------------------------------------  ------------------------------------  --------------------------
                     TE Developer's  Kit for Win32 with DLL   Subsystems                            No
                     Source
                     ---------------------------------------  ------------------------------------  --------------------------
                     WPDFControl                              wpcubed GmbH                          No
                     ---------------------------------------  ------------------------------------  --------------------------
                     Sax Basic                                Sax                                   No
                     ---------------------------------------  ------------------------------------  --------------------------
                     Open Exchange                            Circle Systems, Inc.                  No
                     ---------------------------------------  ------------------------------------  --------------------------
                     HTML add-on for TE                       Subsystems                            No
                     ---------------------------------------  ------------------------------------  --------------------------
                     Lead Tools                               Lead Technologies, Inc.               No
                     ---------------------------------------  ------------------------------------  --------------------------

                     Transferable Non-Commercial:

                     ---------------------------------------  ------------------------------------  --------------------------
                     Stan Glantz                                                                    No
                     ---------------------------------------  ------------------------------------  --------------------------
                     SigmaScan                                Norman Link & Associates              Yes
                     ---------------------------------------  ------------------------------------  --------------------------

                     Non-Transferable:

                     ---------------------------------------  ------------------------------------
                     Software                                 Owner
                     ---------------------------------------  ------------------------------------
                     OpenGL                                   Open Source
                     ---------------------------------------  ------------------------------------
                     HOOPs                                    Ithaca Software
                     ---------------------------------------  ------------------------------------
                     Electrophysiology Module                 Bruxton
                     ---------------------------------------  ------------------------------------

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         o        Unless and until Systat exercises the Purchase Option, SPSS remains the legal owner of the Sigma-Series Product Line. Further, SPSS is the party that entered into maintenance agreements with customers of the Sigma-Series Product Line. As the legal owner of the Sigma-Series Product Line and the contractual maintenance provider, SPSS is required to intervene if Systat fails to satisfy certain obligations to the customers of the Sigma-Series Product Line. For example, if Systat fails to provide maintenance to the customers of the Sigma-Series Product Line, such action would constitute a breach of the Agreement. If Systat does not cure this breach within the requisite 30 day period, SPSS would be able to terminate Systat's right under the Agreement. SPSS would then be required to continue all legal obligations with regard to the Sigma-Series Product Line and the customers of the Sigma-Series Product Line.

         APPLICATION OF ACCOUNTING LITERATURE AND CONCLUSIONS

         In determining the appropriate accounting treatment for the Sigma-Series Transaction, SPSS determined that its accounting was consistent with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which superseded the accounting provisions of APB Opinion 30, for the disposal of a segment of a business, including the extension of reporting on a disposal of a segment of a business to a "component of an entity" that an entity has either disposed of or held for sale. In making this determination, SPSS completed the following analysis:

         1. Were the assets sold to Systat considered a "component of an entity" as defined in SFAS 144?

                  Rule: SFAS 144 defines a component of an entity as comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company. A component of an entity may be an asset group or multiple asset groups. Example 12 in Appendix A of SFAS 144 states that a "product group" can be considered a component of an entity.

                  Analysis: While SPSS did not prepare internal reports for the Sigma-Series Product Line, SPSS was able to readily identify revenues associated with the Sigma-Series Product Line. Substantially all costs of the Sigma-Series Product Line were incurred in two offices where sales and product development took place. There was only limited marketing and limited development done from the SPSS corporate office in Chicago, Illinois.

                  SPSS divested itself of all the associated assets and operations of the Sigma-Series Product Line. In addition, the international operations and fixed assets in SPSS' German office were sold. Personnel in these two offices that supported the Sigma-Series Product Line were assumed by Systat as a part of the sale.


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                  Conclusion: SPSS concluded that the Sigma-Series Product Line met the definition of a "component of an entity" in accordance with SFAS 144 as SPSS can clearly distinguish revenue and cash flows of the Sigma-Series Product Line. Therefore, it is proper for SPSS to treat the distribution license and sale of the related assets of the Sigma Series Product Line as a divestiture of a business.

         2. What is the appropriate accounting for the Agreement as of and for the year ended December 31, 2003?

                  Rule: Paragraphs 42 and 43 of SFAS 144 state that the results of operations of a component of an entity that has been disposed of should be classified as discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

                  Analysis:

                  With respect to item (a) ("the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction"), SPSS concluded the following:

                           The disposition to Systat resulted in elimination of the operations and cash flows of the Sigma-Series Product Line at December 31, 2003 since the business surrounding the Sigma-Series Product Line was sold in its entirety to Systat.

                  With respect to item (b) ("the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction"), SPSS concluded the following:

                           SPSS has significant continuing involvement in the Sigma-Series Product Line. This conclusion is based on all of the factors listed under "Facts Underlying the Disposition of the Sigma-Series Product Line," above, but most notably on SPSS' legal liability to provide customer maintenance (if Systat fails to do so) unless and until Systat exercises the Purchase Option. As stated above, unless and until Systat exercises the Purchase Option, SPSS remains the legal owner of the Sigma-Series Product Line. SPSS is the party that entered into maintenance agreements with customers of the Sigma-Series Product Line. As the legal owner of the Sigma-Series Product Line and the contractual maintenance provider, SPSS is required to intervene if Systat fails to satisfy certain obligations to the customers of the Sigma-Series Product Line. For example, if Systat fails to provide maintenance to the customers of the Sigma-Series Product Line, such action would



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Securities and Exchange Commission
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                  constitute a breach of the Agreement. If Systat does not cure this breach within the requisite 30 day period, SPSS would be able to terminate Systat's right under the Agreement. SPSS would then be required to continue all legal obligations with regard to the Sigma-Series Product Line and the customers of the Sigma-Series Product Line. Based upon these factors, SPSS retained "significant continuing involvement" in the Sigma-Series Product Line after the consummation of the Agreement. Accordingly, SPSS did not report the disposition of the Sigma-Series Product Line as a discontinued operation in 2003 or prior periods.

             Conclusion: Based upon the facts set forth above, SPSS concluded that the Sigma-Series Transaction did not meet the discontinued operations criteria specified in paragraph 42 of SFAS 144. SPSS concluded that it should not record the results of operations of the Sigma-Series Product Line as discontinued operations for 2003 or prior periods. In view of its continuing involvement, SPSS presented the resulting gain on this transaction as "Gain on Divestiture of Sigma-Series Product Line" and included as an element in other income in arriving at income from continuing operations.

             MANAGEMENT'S DISCUSSION AND ANALYSIS DISCLOSURE CONSIDERATIONS

         SPSS considered the divestiture of the Sigma-Series Product Line in its discussion of the results of operations and cash flows in its Managements Discussion and Analysis included in the 2004 Form 10-K. Most notably, on page 25 of the 2004 Form 10-K, SPSS specifically indicates that its 2004 license revenue increase was "offset by the effects of the divestiture of the Company's Sigma-series products in December 2003 which represented $4.6 million of license revenue for 2003."

         With respect to expenses, the comparisons in 2004 with 2003 totaled $4.4 million and were spread over four expense categories including Cost of License and Maintenance Revenues, Sales, Marketing and Sales, Research and Development and General and Administrative. The expenses related to the Sigma-Series Product Line did not result in a significant variance for any of the four individual expense categories and, accordingly, SPSS did not believe it necessary to comment on the effects in Management's Discussion and Analysis.

         In addition, SPSS disclosed the contribution to reporting earnings as an individual reporting line labeled "Gain on Divestiture of Sigma-Series Product Line." The following text is set forth on page 28 of the 2004 Form 10-K:


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Securities and Exchange Commission
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               "Gain on Divestiture of Sigma-Series Product Line.

--------------------------------  ------------------------------  -------------------------  ------------------------------

            PERIOD                       (IN THOUSANDS)              PERCENTAGE CHANGE         PERCENT OF TOTAL REVENUES
--------------------------------  ------------------------------  -------------------------  ------------------------------
    YEAR ENDED DECEMBER 31,        2002      2003       2004      `02 VS `03   `03 VS `04      2002      2003      2004
--------------------------------  -------- ---------- ----------  ------------ ------------  ---------- -------- ----------

--------------------------------  -------- ---------- ----------  ------------ ------------  ---------- -------- ----------
GAIN ON DIVESTITURE OF
SIGMA-SERIES PRODUCT LINE          $ --    $  8,577    $    82       100%         (99%)         --%        4%       --%
--------------------------------  -------- ---------- ----------  ------------ ------------  ---------- -------- ----------

                  In December 2003, SPSS entered into a distribution license and sale of assets agreement related to its Sigma-series product line with Systat Software, a subsidiary of Cranes Software International Ltd. This transaction was completed in December 2003. Under the terms of the agreement, Systat was required to make payments to SPSS in the aggregate amount of $13,000,000, including $9,000,000 remitted in December 2003. Systat Software also has the option to purchase all related intellectual property, including brand names and trademarks, after three years for an additional $1,000,000 (See Note 7). The gain represents the excess of the purchase price over the book value of the assets sold and expenses directly related to the sale. The 2004 amount represents the reversal of accruals taken for expected costs related to the sale."

         The cash flow consequences from the Sigma-Series Transaction were discussed in the Liquidity and Capital Resource section of Management's Discussion and Analysis. The following text is set forth on page 29 of the 2004 Form 10-K:

                  "During 2004, SPSS received scheduled payments totaling $3.0 million on the sale of its Sigma-series product line consummated in December 2003, .... Partially offsetting these investing outflows in 2003 were cash proceeds of $9,000,000 from the divestiture of the Sigma-series product line."

2. IF THE SALE OF THE SIGMA-SERIES LINE OF PRODUCTS DOES NOT QUALIFY AS A DISCONTINUED OPERATION TELL US HOW YOU CONSIDERED THE PROVISIONS OF SOP 97-2 IN ACCOUNTING FOR THIS TRANSACTION AS THE SALE OR LICENSE OF SOFTWARE.

         RESPONSE: As discussed above, SPSS concluded that the distribution license and sale of the related assets of the Sigma-Series Product Line met the definition of a "component of an entity" under SFAS 144. Accordingly, SPSS complied with the accounting requirements under SFAS 144 rather than the provisions of SOP 97-2 in accounting for the Sigma-Series Transaction.

Attached to this letter, please also find an acknowledgment (the "Acknowledgment") from SPSS Inc. that (a) SPSS is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) SPSS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Securities and Exchange Commission
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                    * * * * *     * * * * *    * * * * *

The Company has obtained a manually executed signature to the Acknowledgment prior to the time of this electronic filing. SPSS will retain such manually executed signature for a period of five years.

Kindly direct any questions you may have to the undersigned at (312) 750-3501. Any additional comments may be sent via facsimile to the undersigned at (312) 920-7249. Thank you.

Very truly yours,


/s/ David S. Guin

David S. Guin

cc:  Ms. April Coleman
     Mr. Thomas Ferraro
     Mr. Jack Noonan (SPSS Inc.)
     Mr. Raymond H. Panza (SPSS Inc.)
     Ms. Erin R. McQuade (SPSS Inc.)

                                    SPSS INC.

                                 ACKNOWLEDGMENT

SPSS Inc. ("SPSS") hereby acknowledges that:

(a) SPSS is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") on March 16, 2005 for the fiscal year ended December 31, 2004, as amended by that certain Amendment No. 1 to the Annual Report on Form 10-K/A filed with the Commission on April 22, 2005 (collectively, the "Filing");

(b) The Commission staff comments or changes to disclosure in response to the Commission staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(c) SPSS may not assert the Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     SPSS Inc.

                                     By: /s/ Jack Noonan
                                        ----------------------------------------
                                     Name: Jack Noonan
                                     Its:  President and Chief Executive Officer